UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)1

TALON INTERNATIONAL, INC.
(Name of Issuer) Common Stock, $.001 par value
(Title Class of Securities) 87484F108
(CUSIP Number) December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

 1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484F108		13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS Lonnie D. Schnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	5	SOLE VOTING POWER 5,218,097
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 5,218,097
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,218,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Based on a total of 92,274,255 shares of the Issuer’s common stock issued and outstanding on December 31, 2016.

Item 1(a).	Name of Issuer:

Talon International, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

21900 Burbank Blvd., Suite 270 Woodland Hills, California 91367

Item 2(a).	Name of Person Filing:

Lonnie D. Schnell

Item 2(b).	Address of Principal Business Office or, if None, Residence:

21900 Burbank Blvd., Suite 270 Woodland Hills, California 91367

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

87484F108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership.

Included in rows 5 through 9 and 11 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2017
(Date)

/s/ Lonnie D. Schnell
(Signature)

LONNIE D. SCHNELL
(Name/Title)